Exhibit 99.3

Cameco Corporation

2013 condensed consolidated interim financial statements

(unaudited)

July 31, 2013

Cameco Corporation

Consolidated statements of earnings

			(Restated - note 3)		(Restated - note 3)
(Unaudited)		Three months ended		Six months ended
($Cdn thousands, except per share amounts)	Note	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Revenue from products and services		$420,819	$282,482	$864,724	$748,114
Cost of products and services sold		256,677	189,565	553,169	464,559
Depreciation and amortization		65,126	42,989	117,491	83,390

Cost of sales		321,803	232,554	670,660	547,949

Gross profit		99,016	49,928	194,064	200,165
Administration		42,920	46,405	98,811	85,079
Exploration		16,392	18,044	36,575	41,062
Research and development		2,180	853	3,953	3,978
Loss (gain) on sale of assets		129	913	129	(2,149)

Earnings (loss) from operations		37,395	(16,287)	54,596	72,195
Finance costs	11	(10,309)	(9,306)	(24,453)	(28,274)
Gains (losses) on derivatives	15	(39,210)	(21,386)	(63,294)	1,155
Finance income		1,895	4,073	4,362	8,351
Earnings (loss) from BPLP	7	877	45,903	(615)	69,521
Share of earnings (loss) from equity-accounted investees		(615)	(1,803)	709	(2,547)
Other expense		(712)	(26,508)	(1,738)	(25,745)

Earnings (loss) before income taxes		(10,679)	(25,314)	(30,433)	94,656
Income tax recovery	12	(44,848)	(29,331)	(72,966)	(37,893)

Net earnings		$34,169	$4,017	$42,533	$132,549

Net earnings (loss) attributable to:
Equity holders		$34,354	$4,606	$42,892	$133,329
Non-controlling interest		(185)	(589)	(359)	(780)

Net earnings		$34,169	$4,017	$42,533	$132,549

Earnings per common share attributable to equity holders
Basic	16	$0.09	$0.01	$0.11	$0.34

Diluted	16	$0.09	$0.01	$0.11	$0.34

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive income

			(Restated - note 3)		(Restated - note 3)
(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Net earnings		$34,169	$4,017	$42,533	$132,549
Other comprehensive income (loss), net of taxes	12
Items that will not be reclassified to profit or loss:
Defined benefit plan actuarial gains—equity-accounted investees		100,725	—	100,725	—
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(37,780)	15,718	(3,463)	(3,106)
Gains (losses) on derivatives designated as cash flow hedges—equity-accounted investees		190	(1,375)	(237)	5,688
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees		(995)	(6,298)	(2,275)	(11,833)
Unrealized gains (losses) on available-for-sale assets		—	185	—	(90)
Losses (gains) on available-for-sale assets transferred to net earnings		—	8	—	(39)

Other comprehensive income (loss), net of taxes		62,140	8,238	94,750	(9,380)

Total comprehensive income		$96,309	$12,255	$137,283	$123,169

Other comprehensive income (loss) attributable to:
Equity holders		$62,089	$8,209	$94,691	$(9,290)
Non-controlling interest		51	29	59	(90)

Other comprehensive income (loss) for the period		$62,140	$8,238	$94,750	$(9,380)

Total comprehensive income (loss) attributable to:
Equity holders		$96,443	$12,815	$137,583	$124,039
Non-controlling interest		(134)	(560)	(300)	(870)

Total comprehensive income for the period		$96,309	$12,255	$137,283	$123,169

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

			(Restated - note 3)	(Restated - note 3)
(Unaudited)		As at		As at
($Cdn thousands)	Note	Jun 30/13	Dec 31/12	Jan 1/12
Assets
Current assets
Cash and cash equivalents		$331,630	$749,499	$395,552
Short-term investments		—	49,535	804,141
Accounts receivable		208,538	404,040	516,663
Current tax assets		10,910	9,404	17,988
Inventories	5	933,148	563,578	493,875
Supplies and prepaid expenses		129,845	110,777	114,182
Current portion of long-term receivables, investments and other	6	1,228	22,807	14,088

Total current assets		1,615,299	1,909,640	2,356,489

Property, plant and equipment		5,068,017	4,815,924	3,906,429
Goodwill and intangible assets	4	225,930	94,327	98,954
Long-term receivables, investments and other	6	228,473	211,358	188,718
Investments in equity-accounted investees		281,683	205,889	224,148
Deferred tax assets		247,522	193,916	82,223

Total non-current assets		6,051,625	5,521,414	4,500,472

Total assets		$7,666,924	$7,431,054	$6,856,961

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$439,770	$387,653	$355,634
Current tax liabilities		14,075	36,600	39,330
Short-term debt		53,537	67,090	79,186
Dividends payable		39,543	39,535	39,475
Current portion of other liabilities	8	61,127	13,028	32,508
Current portion of provisions	9	16,716	18,830	14,857

Total current liabilities		624,768	562,736	560,990

Long-term debt		1,292,903	1,292,440	795,145
Other liabilities	8	51,913	77,517	52,308
Provisions	9	636,348	550,624	519,625
Deferred tax liabilities		48,042	5,773	8,165

Total non-current liabilities		2,029,206	1,926,354	1,375,243

Shareholders’ equity
Share capital		1,853,675	1,851,507	1,842,289
Contributed surplus		179,570	168,952	155,757
Retained earnings		2,976,480	2,913,134	2,872,565
Other components of equity		1,757	7,791	46,574

Total shareholders’ equity attributable to equity holders		5,011,482	4,941,384	4,917,185
Non-controlling interest		1,468	580	3,543

Total shareholders’ equity		5,012,950	4,941,964	4,920,728

Total liabilities and shareholders’ equity		$7,666,924	$7,431,054	$6,856,961

Commitments and contingencies [notes 4,7,12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders								(Restated - note 3)
				Foreign		Available		Non-
(Unaudited)	Share	Contributed	Retained	Currency	Cash Flow	-For-Sale		Controlling	Total
($Cdn thousands)	Capital	Surplus	Earnings	Translation	Hedges	Assets	Total	Interest	Equity
Balance at January 1, 2013	$1,851,507	$168,952	$2,913,134	$3,699	$4,092	$—	$4,941,384	$580	$4,941,964
Net earnings	—	—	42,892	—	—	—	42,892	(359)	42,533
Other comprehensive income (loss)	—	—	100,725	(3,522)	(2,512)	—	94,691	59	94,750

Total comprehensive income for the period	—	—	143,617	(3,522)	(2,512)	—	137,583	(300)	137,283

Share-based compensation	—	11,978	—	—	—	—	11,978	—	11,978
Share options exercised	2,168	(1,360)	—	—	—	—	808	—	808
Dividends	—	—	(79,083)	—	—	—	(79,083)	—	(79,083)
Change in ownership interest in subsidiary	—	—	(1,188)	—	—	—	(1,188)	1,188	—

Balance at June 30, 2013	$1,853,675	$179,570	$2,976,480	$177	$1,580	$—	$5,011,482	$1,468	$5,012,950

Balance at January 1, 2012	$1,842,289	$155,757	$2,872,565	$26,866	$19,560	$148	$4,917,185	$3,543	$4,920,728
Net earnings	—	—	133,329	—	—	—	133,329	(780)	132,549
Other comprehensive loss	—	—	—	(3,016)	(6,145)	(129)	(9,290)	(90)	(9,380)

Total comprehensive income for the period	—	—	133,329	(3,016)	(6,145)	(129)	124,039	(870)	123,169

Share-based compensation	—	9,926	—	—	—	—	9,926	—	9,926
Share options exercised	8,309	(4,165)	—	—	—	—	4,144	—	4,144
Dividends	—	—	(79,057)	—	—	—	(79,057)	—	(79,057)
Change in ownership interests in subsidiary	—	—	—	—	—	—	—	(1,290)	(1,290)

Balance at June 30, 2012	$1,850,598	$161,518	$2,926,837	$23,850	$13,415	$19	$4,976,237	$1,383	$4,977,620

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

			(Restated - note 3)		(Restated - note 3)
(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Operating activities
Net earnings		$34,169	$4,017	$42,533	$132,549
Adjustments for:
Depreciation and amortization		65,126	42,989	117,491	83,390
Deferred charges		3,438	(15,568)	2,080	(15,640)
Unrealized losses (gains) on derivatives		34,985	14,507	63,182	(2,857)
Share-based compensation	14	4,183	7,706	11,978	9,926
Loss (gain) on sale of assets		129	913	129	(2,149)
Finance costs	11	10,309	9,306	24,453	28,274
Finance income		(1,895)	(4,073)	(4,362)	(8,351)
Loss (earnings) from BPLP		(877)	(45,903)	615	(69,521)
Share of loss (earnings) from equity-accounted investees		615	1,803	(709)	2,547
Other expense (income)		712	(3,037)	1,738	(3,796)
Income tax recovery	12	(44,848)	(29,331)	(72,966)	(37,893)
Interest received (paid)		(458)	3,458	3,552	8,792
Income taxes paid		—	(6,809)	(63,403)	(53,329)
Income taxes refunded		15,538	13,163	9,101	13,163
BPLP net distributions		(2,686)	45,062	26,702	49,644
Other operating items	13	(155,032)	(155,294)	70,341	122,131

Net cash provided by (used in) operations		(36,592)	(117,091)	232,455	256,880

Investing activities
Additions to property, plant and equipment		(157,280)	(298,893)	(339,177)	(422,569)
Acquisition of business, net of cash acquired	4	—	—	(126,197)	—
Repayment of debt acquired on acquisition of business	4	—	—	(118,068)	—
Decrease in short-term investments		—	328,227	49,535	222,770
Decrease (increase) in long-term receivables, investments and other		2,445	(4,360)	3,683	(29,803)
Proceeds from sale of property, plant and equipment		—	3,066	—	3,099

Net cash provided by (used in) investing		(154,835)	28,040	(530,224)	(226,503)

Financing activities
Decrease in debt		(7,775)	(7,375)	(15,293)	(20,724)
Interest paid		(9,613)	—	(33,876)	(21,626)
Proceeds from issuance of shares, stock option plan		828	727	1,696	6,304
Dividends paid		(39,540)	(39,525)	(79,075)	(79,000)

Net cash used in financing		(56,100)	(46,173)	(126,548)	(115,046)

Decrease in cash during the period		(247,527)	(135,224)	(424,317)	(84,669)
Exchange rate changes on foreign currency cash balances		1,952	503	6,448	(231)
Cash and cash equivalents at beginning of period		577,205	445,373	749,499	395,552

Cash and cash equivalents at end of period		$331,630	$310,652	$331,630	$310,652

Cash and cash equivalents is comprised of:
Cash				$100,740	$60,786
Cash equivalents				230,890	249,866

				$331,630	$310,652

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

($Cdn thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2013 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interest in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.

2. Significant accounting policies

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2012.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 31, 2013.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars in tabular format has been rounded to the nearest thousand except where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position: derivative financial instruments are measured at fair value, available-for-sale financial assets are measured at fair value, liabilities for cash-settled share-based payment arrangements are measured at fair value and the defined benefit asset is recognized as plan assets less the present value of the defined benefit obligation.

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2012.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note five of the December 31, 2012 consolidated financial statements.

3. Accounting changes

A. Changes in accounting policy

On January 1, 2013, Cameco adopted the following new standards as issued by the International Accounting Standards Board: IFRS 7 Financial Instruments: Disclosures (IFRS 7), IFRS 10 Consolidated Financial Statements (IFRS 10), IFRS 11 Joint Arrangements (IFRS 11), IFRS 12 Disclosure of Interests in Other Entities (IFRS 12), IFRS 13 Fair Value Measurement (IFRS 13), IAS 1 Presentation of Financial Statements (IAS 1) and revised IAS 19 Employee Benefits (IAS 19R).

i. Subsidiaries

IFRS 10 introduces a new control model that is applicable to all investees. Among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances. In accordance with IFRS 10, Cameco re-assessed the control conclusion for its investees at January 1, 2013. There were no changes to the control conclusion for Cameco’s investees.

ii. Joint arrangements

Under IFRS 11, Cameco classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the main determination of classification.

In accordance with IFRS 11, Cameco has re-evaluated its involvement in joint arrangements at January 1, 2013. As a result, the Company has changed its classification conclusion with respect to its investment in BPLP. BPLP has control over its own assets, liabilities, revenues, and expenses, and because Cameco is entitled to a share of the profits or losses from BPLP’s operations, Cameco has determined that its investment in BPLP should be classified as a joint venture. Accordingly, Cameco applied equity accounting to the investment commencing on January 1, 2013. Previously, the investee was accounted for as a jointly controlled entity using the proportionate consolidation method.

iii. Employee benefits

The revisions to IAS 19 have accelerated the recognition of past service costs and replaced interest cost and expected return on plan assets with a measure of net interest on the defined benefit asset or liability. In addition, IAS 19R has resulted in a change in the accounting for both plan administration costs and assets earning no return in refundable tax accounts. These revisions have resulted in adjustments to both Cameco and BPLP’s defined benefit obligation balances. There are also expanded disclosure requirements in IAS 19R. These will be included in the 2013 annual financial statements as the new disclosures are not required in interim periods.

The following tables summarize the adjustments made to Cameco’s consolidated statements of earnings for the three and six month periods ended June 30, 2012 and to its consolidated statements of financial position at January 1, 2012 and December 31, 2012, as a result of the aforementioned accounting changes.

Consolidated statement of earnings	Three months ended June 30/12	Six months ended June 30/12
Net earnings as previously reported	$7,288	$138,835
Adjustments to:
Revenue from products and services	(108,942)	(206,568)
Cost of products and services sold	36,628	87,980
Depreciation and amortization	18,846	37,440
Administration	4	350
Exploration	(156)	(205)
Finance costs	3,445	6,744
Gains on derivatives	1,494	(419)
Finance income	(1,734)	(3,437)
Earnings from BPLP	45,903	69,521
Share of loss from equity-accounted investees	151	224
Income tax recovery	1,090	2,084

Net earnings as restated	$4,017	$132,549

Restated net earnings attributable to:
Equity holders	$4,606	$133,329
Non-controlling interest	(589)	(780)

	$4,017	$132,549

Consolidated statements of financial position	Dec 31/12	Jan 1/12
Equity as previously reported	$4,944,267	$4,923,136
Adjustments to:
Cash and cash equivalents	(325)	(2,532)
Accounts receivable	(142,460)	(95,152)
Supplies and prepaid expenses	(78,644)	(67,855)
Current portion of long-term receivables, investments and other	(23,452)	(48,345)
Property, plant and equipment	(433,175)	(443,063)
Long-term receivables, investments and other	(100,080)	(107,195)
Investments in equity-accounted investees	(6,633)	3,922
Accounts payable and accrued liabilities	81,123	99,865
Short-term debt	39,500	18,644
Current portion of finance lease obligation	16,337	14,852
Current portion of other liabilities	8,116	17,987
Finance lease obligation	114,676	130,982
Other liabilities	521,911	474,651
Deferred tax liabilities	803	831

Equity as restated	$4,941,964	$4,920,728

Restated equity attributable to:
Equity holders	$4,941,384	$4,917,185
Non-controlling interest	580	3,543

	$4,941,964	$4,920,728

The adjustments to earnings relating to the new and amended standards resulted in a one cent decrease in both basic and diluted earnings per share for the periods presented.

B. New standards and interpretations not yet adopted

i. Financial instruments

In October 2010, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments (IFRS 9). This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

ii. Financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (IAS 32). The amendment is effective for periods beginning on or after January 1, 2014 and is to be applied retrospectively. The amendment clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. Cameco intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014 and does not expect the amendments to have a material impact on the financial statements.

iii. Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Cameco intends to adopt IFRIC 21 in its financial statements for the annual period beginning January 1, 2014. The extent of the impact of IFRIC 21 has not yet been determined.

iv. Impairment of assets

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets. The amendments in IAS 36 are effective for annual periods beginning on or after January 1, 2014 and are to be applied retrospectively. The amendments reverse the unintended requirement in IFRS 13, Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under these amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Cameco intends to adopt the amendments to IAS 36 in its financial statements for the annual period beginning January 1, 2014 and does not expect the amendments to have a material impact on the financial statements.

4. Acquisition of NUKEM Energy GmbH (NUKEM)

On January 9, 2013, Cameco completed the acquisition of NUKEM from Advent International (Advent) and other shareholders, through the purchase of all the outstanding shares for cash consideration of €107,149,000 ($140,494,000 (US)), plus additional consideration of €6,075,000 ($7,808,000 (US)). While Cameco received the economic benefit of owning NUKEM as of January 1, 2012, the results of NUKEM have been consolidated with the results of Cameco commencing on January 9, 2013. NUKEM is one of the world’s leading traders and brokers of nuclear fuel products and services. The acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply.

In addition to the initial purchase price, Cameco paid Advent and the other shareholders $7,808,000 (US), which represents a share of NUKEM’s 2012 earnings under the terms of the agreement. An additional payment may be required in 2015 depending on results achieved in 2013 and 2014. These earn-out payments are based on NUKEM exceeding certain minimum threshold levels of EBITDA, as specified and defined in the purchase agreement. Cameco does not believe a payment in 2015 will be required and therefore no contingent consideration has been recorded.

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Net assets acquired
Cash and cash equivalents	$12,974
Accounts receivable	43,529
Other working capital	5,172
Inventories	165,280
Intangible assets	87,535
Accounts payable and accrued liabilities	(68,464)
Long-term debt	(116,922)
Provisions	(15,514)
Deferred tax liabilities	(53,665)
Goodwill	88,377

Total	$148,302

Cash	$140,494
Additional consideration	7,808

Total	$148,302

The fair value of the acquired accounts receivable approximates its carrying value due to the short-term nature of the balance. None of the accounts receivable were impaired and the amounts were fully collected.

Intangible assets include the fair value of the purchase and sales contracts that NUKEM was a party to as at January 9, 2013.

The goodwill arising on acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not deductible for income tax purposes. Goodwill reflects the value assigned to the expected future earnings capabilities of the organization. This is the earnings potential that we anticipate will be realized through new business arrangements.

Since the effective date of the transaction was January 9, 2013, the consolidated revenue and net earnings for the current reporting period is not materially different than what would be reported if the business combination had occurred at the beginning of the year.

Acquisition costs of $3,800,000 have been expensed and included in administration expense in the 2012 consolidated statements of earnings. In addition, an advisory fee of $2,980,000 has been included in administration expense in the consolidated statement of earnings for the period ended June 30, 2013.

As at June 30, 2013, NUKEM had the following purchase commitments to buy uranium and fuel services products:

2013	2014	2015	2016	2017	Thereafter	Total
$325,000	$188,000	$190,000	$260,000	$44,000	$221,000	$1,228,000

5. Inventories

	Jun 30/13	Dec 31/12
Uranium
Concentrate	$477,418	$407,067
Broken Ore	23,051	22,537

	500,469	429,604
NUKEM	263,780	—
Fuel Services	168,899	133,974

Total	$933,148	$563,578

For the quarter ended June 30, 2013, Cameco expensed $286,100,000 of inventory as cost of sales (2012 – $198,200,000). For the six months ended June 30, 2013, Cameco expensed $607,400,000 of inventory as cost of sales (2012 – $464,100,000).

6. Long-term receivables, investments and other

	Jun 30/13	Dec 31/12
Available-for-sale securities
GoviEx Uranium (privately held)	$21,765	$20,599
Derivatives [note 15]	5,268	22,453
Advances receivable from JV Inkai LLP [note 18]	91,368	87,264
Investment tax credits	79,326	69,690
Other	31,974	34,159

	$229,701	$234,165
Less current portion	(1,228)	(22,807)

Net	$228,473	$211,358

7. Interest in BPLP

BPLP operates four nuclear reactors at the Bruce B electricity-generating station in southern Ontario. Cameco holds a 31.6% interest in the BPLP partnership, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. BPLP is a joint venture and Cameco accounts for it under the equity method of accounting.

The following table summarizes the financial information of BPLP (100%).

	Jun 30/13	Dec 31/12
Cash and cash equivalents	$18,200	$1,500
Other current assets	630,500	821,700
Non-current assets	1,581,100	1,557,700
Current liabilities	(465,900)	(493,000)
Non-current liabilities	(1,681,800)	(2,141,000)

Net assets	$82,100	$(253,100)

	Three months ended		Six months ended
	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Revenue from products and services	$306,700	$377,000	$595,100	$710,500
Cost of products and services sold	(245,800)	(162,500)	(474,900)	(363,900)
Depreciation and amortization	(50,700)	(54,600)	(104,800)	(108,400)
Finance income	4,800	5,200	9,600	10,300
Finance costs	(8,600)	(15,600)	(19,700)	(20,000)

Earnings before income taxes	$6,400	$149,500	$5,300	$228,500

Cameco’s share	2,022	47,242	1,675	72,206
Adjustments (i)	(1,145)	(1,339)	(2,290)	(2,685)

Cameco’s share of earnings (loss) before taxes	$877	$45,903	$(615)	$69,521

(i)	In addition to its proportionate share of earnings from BPLP, Cameco records certain consolidating adjustments to amortize fair values assigned to assets and liabilities at the time of acquisition

(a) During the quarter, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (BPC) and TransCanada Pipelines Limited (TransCanada) (collectively, the Consortium), signed an agreement with BE confirming the amount of the damages paid to the Consortium in connection with the claim against British Energy Limited and British Energy International Holdings Limited (collectively, BE) on the issues of repair costs and lost revenue for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement under which the Consortium acquired BE’s interest in BPLP.

In connection with this arbitration, BE had issued on February 10, 2006 and then served on OPG and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, additional damages in the amount of $500,000,000, costs pre and post judgement interest amongst other things. As part of the settlement noted above, BE is effectively discontinuing their action against BPLP.

(b) Annual supplemental rents of $31,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. In accordance with the Sublease Agreement, BALP will participate in its share of any adjustments to the supplemental rent.

(c) Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2013 to 2018:

i) Guarantees to customers under power sales agreements of up to $4,000,000. At June 30, 2013, Cameco had no exposure under these agreements.

ii) Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.

(d) Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. On April 3, 2013, BPLP and the OPA reached an agreement to amend the supply contract to extend the floor price from the original end of life dates from between 2016 and 2019 to between 2019 and 2020. For the quarter ended June 30, 2013, BPLP recorded as revenue $159,100,000 (2012 – $224,900,000) under this agreement, with Cameco’s share being $50,300,000 (2012 –

$71,100,000). For the six months ended June 30, 2013, BPLP recorded as revenue $282,800,000 (2012 – $409,400,000) under this agreement, with Cameco’s share being $89,400,000 (2012 – $129,400,000).

8. Other liabilities

	Jun 30/13	Dec 31/12
Deferred sales	$3,932	$9,820
Derivatives [note 15]	53,260	1,954
Accrued pension and post-retirement benefit liability	47,350	32,647
Investment in BPLP	—	40,533
Other	8,498	5,591

	$113,040	$90,545
Less current portion	(61,127)	(13,028)

Net	$51,913	$77,517

9. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$552,637	$16,817	$569,454
Changes in estimates	69,355	150	69,505
Expenditures during the period	(4,172)	(277)	(4,449)
Unwinding of discount	8,041	115	8,156
Impact of foreign exchange	10,398	—	10,398

End of period	$636,259	$16,805	$653,064

Current	14,106	2,610	16,716
Non-current	622,153	14,195	636,348

	$636,259	$16,805	$653,064

10. Share capital

At June 30, 2013, there were 395,437,550 common shares outstanding. Options in respect of 10,277,997 shares are outstanding under the stock option plan and are exercisable up to 2021. For the quarter ended June 30, 2013, 42,333 options were exercised resulting in the issuance of shares (2012 – 60,880). For the six months ended June 30, 2013, 87,156 options were exercised resulting in the issuance of shares (2012 – 567,855).

11. Finance costs

	Three months ended		Six months ended
	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Interest on long-term debt	$15,821	$9,756	$34,194	$20,460
Unwinding of discount on provisions	4,094	3,413	8,156	6,776
Other charges	1,436	1,208	2,934	3,128
Foreign exchange gains	(11,128)	(5,372)	(21,020)	(2,822)
Interest on short-term debt	86	301	189	732

Total	$10,309	$9,306	$24,453	$28,274

12. Income taxes

	Three months ended		Six months ended
	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Earnings (loss) before income taxes
Canada	$(197,578)	$(91,111)	$(325,930)	$(172,714)
Foreign	186,899	65,797	295,497	267,370

	$(10,679)	$(25,314)	$(30,433)	$94,656

Current income taxes (recovery)
Canada	$(903)	$(880)	$(1,846)	$534
Foreign	13,497	3,331	27,816	14,224

	$12,594	$2,451	$25,970	$14,758
Deferred income taxes (recovery)
Canada	$(46,870)	$(28,113)	$(78,696)	$(47,492)
Foreign	(10,572)	(3,669)	(20,240)	(5,159)

	$(57,442)	$(31,782)	$(98,936)	$(52,651)

Income tax recovery	$(44,848)	$(29,331)	$(72,966)	$(37,893)

Cameco has recorded $247,522,000 of deferred tax assets (December 31, 2012 – $193,916,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2007, which have increased Cameco’s income for Canadian income tax purposes by approximately $43,000,000, $108,000,000, $197,000,000, $243,000,000 and $708,000,000 respectively. The 2007 reassessment resulted in Cameco being required to make a cash payment of approximately $27,000,000 in the first quarter of 2013. Cameco was successful in obtaining a refund of $20,000,000 related to this payment in the second quarter of 2013. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will result in future cash payments on receipt of the reassessments.

Using the methodology we believe that the CRA will continue to apply, and including the $1,300,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $4,900,000,000 for the years 2003 through 2012, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,400,000,000. Cash taxes payable would be between $800,000,000 and $850,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. We would be responsible for remitting 50% of the cash taxes, or between $400,000,000 and $425,000,000, plus related interest and instalment penalties assessed, which would be material to Cameco. The amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. In light of our view of the likely outcome of the case as described above, we expect to recover all amounts paid to date and any other amounts remitted in this case.

The case on the 2003 reassessment is expected to go to trial in the fall of 2014. If the timing is adhered to, we expect to have a Tax Court decision in 2015.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position and expects to recover any cash paid as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $67,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution, and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

CRA’s Transfer Pricing Review Committee has not imposed a transfer pricing penalty for any year reassessed to date. Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under the Income Tax Act.

Other comprehensive income (loss) included in the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income (loss):

For the three months ended June 30, 2013	Before tax	Income tax recovery (expense)	Net of tax
Defined benefit plan actuarial gains—equity-accounted investees	$134,300	$(33,575)	$100,725
Exchange differences on translation of foreign operations	(37,780)	—	(37,780)
Gains on derivatives designated as cash flow hedges—equity-accounted investees	253	(63)	190
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees	(1,327)	332	(995)

	$95,446	$(33,306)	$62,140

For the three months ended June 30, 2012	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$15,718	$—	$15,718
Losses on derivatives designated as cash flow hedges—equity-accounted investees	(1,833)	458	(1,375)
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees	(8,397)	2,099	(6,298)
Unrealized gains on available-for-sale assets	213	(28)	185
Losses on available-for-sale assets transferred to net earnings	9	(1)	8

	$5,710	$2,528	$8,238

For the six months ended June 30, 2013	Before tax	Income tax recovery (expense)	Net of tax
Defined benefit plan actuarial gains—equity-accounted investees	$134,300	$(33,575)	$100,725
Exchange differences on translation of foreign operations	(3,463)	—	(3,463)
Losses on derivatives designated as cash flow hedges—equity-accounted investees	(316)	79	(237)
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees	(3,033)	758	(2,275)

	$127,488	$(32,738)	$94,750

For the six months ended June 30, 2012	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$(3,106)	$—	$(3,106)
Gains on derivatives designated as cash flow hedges—equity-accounted investees	7,584	(1,896)	5,688
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees	(15,777)	3,944	(11,833)
Unrealized losses on available-for-sale assets	(105)	15	(90)
Gains on available-for-sale assets transferred to net earnings	(45)	6	(39)

	$(11,449)	$2,069	$(9,380)

13. Statements of cash flows

	Three months ended		Six months ended
	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Changes in non-cash working capital:
Accounts receivable	$(556)	$(25,725)	$247,159	$294,734
Inventories	(154,398)	(66,050)	(130,429)	(63,038)
Supplies and prepaid expenses	(14,327)	(19,480)	(13,810)	(8,470)
Accounts payable and accrued liabilities	19,130	(34,175)	(16,725)	(65,670)
Reclamation payments	(2,878)	(5,759)	(4,450)	(10,584)
Other	(2,003)	(4,105)	(11,404)	(24,841)

Other operating items	$(155,032)	$(155,294)	$70,341	$122,131

14. Share-based compensation plans

Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 27,515,107 shares have been issued.

The inputs used in the measurement of the fair values at grant date of the stock option plan were as follows:

Stock option plan
Number of options granted	1,840,932
Average strike price	$22.00
Expected dividend	$0.40
Expected volatility	41%
Risk-free interest rate	1.2%
Expected life of option	4.4 years
Expected forfeitures	8%
Weighted average grant date fair values	$6.51

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of the equity-settled share-based compensation plans granted to employees.

	Three months ended		Six months ended
	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Stock option plan	$2,725	$6,072	$9,209	$9,056
Performance share unit	1,310	1,486	2,472	573
Restricted share unit	148	148	297	297

Total	$4,183	$7,706	$11,978	$9,926

15. Financial instruments

A. Fair value of financial instruments

The fair value of a financial instrument is estimated as the amount that would be received to sell a financial asset, or paid to transfer a financial liability in an orderly transaction between market participants at the reporting date. Fair values of financial instruments traded in an active market are determined by reference to last quoted prices, in the principal market for that instrument. In the absence of an active market for an instrument, fair values are determined based on quoted instruments with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the instrument.

The fair value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the carrying value as a result of the short-term nature of the instruments. The fair value of Cameco’s short-term debt and long-term debt is assumed to approximate the carrying value as a result of the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

Short-term investments represent available-for-sale money-market instruments which are carried at fair value, determined based on quoted closing bid prices at the reporting date. The fair value of Cameco’s privately held available-for-sale securities has not been disclosed, because of the unavailability of a quoted market price in an active market. Cameco does not currently have plans to dispose of this investment.

Cameco’s derivatives consist of foreign currency swaps, interest rate swaps, and interest rate caps. The fair value of foreign currency swaps is determined using quoted foreign exchange rates at the reporting date. The fair value of interest rate swaps is determined by discounting estimated future cash flows based on the terms and maturity of each contract, and using market interest rates for a similar instrument at the reporting date. The fair value of interest rate caps is determined based on broker quotes at the reporting date. Where applicable, the fair value of derivatives reflects the credit risk of the instrument, and includes adjustments to take into account the credit risk of the Company and counterparty.

All financial instruments measured at fair value are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

•	Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

•	Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables present Cameco’s fair value hierarchy for those financial instruments measured at fair value on a recurring basis.

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Derivative instrument assets	$—	$5,268	$—	$5,268
Derivative instrument liabilities	—	(53,260)	—	(53,260)

Net	$—	$(47,992)	$—	$(47,992)

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Derivative instrument assets	$—	$22,453	$—	$22,453
Available-for-sale securities	49,535	—	—	49,535
Derivative instrument liabilities	—	(1,954)	—	(1,954)

Net	$49,535	$20,499	$—	$70,034

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any financial instruments that are categorized as level 3 as of the reporting date.

B. Derivatives

The following table summarizes the fair value of derivatives and classification on the statements of financial position:

	Jun 30/13	Dec 31/12
Non-hedge derivatives:
Foreign currency contracts	$(52,032)	$15,046
Interest rate contracts	4,040	5,453

Net	$(47,992)	$20,499

Classification:
Current portion of long-term receivables, investments and other [note 6]	$1,228	$17,000
Long-term receivables, investments and other [note 6]	4,040	5,453
Current portion of other liabilities [note 8]	(53,260)	(1,954)

Net	$(47,992)	$20,499

The following table summarizes different components of the gains (losses) on derivatives included in net earnings:

	Three months ended		Six months ended
	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Non-hedge derivatives:
Foreign currency contracts	$(38,596)	$(22,454)	$(63,106)	$1,433
Embedded derivatives—sales contracts	—	(204)	—	125
Interest rate contracts	(614)	1,272	(188)	(403)

	$(39,210)	$(21,386)	$(63,294)	$1,155

16. Earnings per share

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2013 was 395,390,127 (2012 – 395,121,999).

	Three months ended		Six months ended
	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Basic earnings per share computation
Net earnings attributable to equity holders	$34,354	$4,606	$42,892	$133,329
Weighted average common shares outstanding	395,412	395,277	395,390	395,122

Basic earnings per common share	$0.09	$0.01	$0.11	$0.34

Diluted earnings per share computation
Net earnings attributable to equity holders	$34,354	$4,606	$42,892	$133,329
Weighted average common shares outstanding	395,412	395,277	395,390	395,122
Dilutive effect of stock options	71	94	87	568

Weighted average common shares outstanding, assuming dilution	395,483	395,371	395,477	395,690

Diluted earnings per common share	$0.09	$0.01	$0.11	$0.34

17. Segmented information

Cameco has four reportable segments: uranium, fuel services, electricity and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

Business segments

For the three months ended June 30, 2013	Uranium	Fuel Services	NUKEM	(i) Electricity	(i) Adjustments	Other	Total
Revenue	$304,539	$65,138	$52,720	$96,918	$(96,918)	$(1,578)	$420,819
Expenses
Cost of products and services sold	167,168	49,521	41,278	77,672	(77,672)	(1,290)	256,677
Depreciation and amortization	46,651	5,841	7,964	16,021	(16,021)	4,670	65,126

Cost of sales	213,819	55,362	49,242	93,693	(93,693)	3,380	321,803

Gross profit (loss)	90,720	9,776	3,478	3,225	(3,225)	(4,958)	99,016
Administration	—	—	3,094	—	—	39,826	42,920
Exploration	16,392	—	—	—	—	—	16,392
Research and development	—	—	—	—	—	2,180	2,180
Loss on sale of assets	129	—	—	—	—	—	129
Net finance costs	—	—	(2,896)	1,201	(1,201)	50,520	47,624
Earnings from BPLP	—	—	—	—	(877)	—	(877)
Share of loss (earnings) from equity-accounted investees	(594)	1,343	—	—	—	(134)	615
Other expense (income)	—	—	—	1,147	(1,147)	712	712

Earnings (loss) before income taxes	74,793	8,433	3,280	877	—	(98,062)	(10,679)
Income tax recovery							(44,848)

Net earnings							$34,169

For the three months ended June 30, 2012	Uranium	Fuel Services	(i) Electricity	(i) Adjustments	Other	Total
Revenue	$211,493	$70,407	$119,132	$(119,132)	$582	$282,482
Expenses
Cost of products and services sold	134,532	54,955	51,350	(51,350)	78	189,565
Depreciation and amortization	32,750	6,395	17,253	(17,253)	3,844	42,989

Cost of sales	167,282	61,350	68,603	(68,603)	3,922	232,554

Gross profit (loss)	44,211	9,057	50,529	(50,529)	(3,340)	49,928
Administration	—	—	—	—	46,405	46,405
Exploration	18,044	—	—	—	—	18,044
Research and development	—	—	—	—	853	853
Loss on sale of assets	913	—	—	—	—	913
Net finance costs	—	—	3,286	(3,286)	26,619	26,619
Earnings from BPLP	—	—	—	(45,903)	—	(45,903)
Share of loss (earnings) from equity-accounted investees	1,147	706	—	—	(50)	1,803
Other expense (income)	36,508	—	1,340	(1,340)	(10,000)	26,508

Earnings (loss) before income taxes	(12,401)	8,351	45,903	—	(67,167)	(25,314)
Income tax recovery						(29,331)

Net earnings						$4,017

For the six months ended June 30, 2013	Uranium	Fuel Services	NUKEM	(i) Electricity	(i) Adjustments	Other	Total
Revenue	$551,776	$130,868	$183,315	$188,052	$(188,052)	$(1,235)	$864,724
Expenses
Cost of products and services sold	311,152	99,096	144,211	150,068	(150,068)	(1,290)	553,169
Depreciation and amortization	66,131	10,841	31,554	33,117	(33,117)	8,965	117,491

Cost of sales	377,283	109,937	175,765	183,185	(183,185)	7,675	670,660

Gross profit (loss)	174,493	20,931	7,550	4,867	(4,867)	(8,910)	194,064
Administration	—	—	6,785	—	—	92,026	98,811
Exploration	36,575	—	—	—	—	—	36,575
Research and development	—	—	—	—	—	3,953	3,953
Loss on sale of assets	129	—	—	—	—	—	129
Net finance costs	—	—	1,115	3,192	(3,192)	82,270	83,385
Loss from BPLP	—	—	—	—	615	—	615
Share of loss (earnings) from equity-accounted investees	(76)	2,157	—	—	—	(2,790)	(709)
Other expense (income)	—	—	—	2,290	(2,290)	1,738	1,738

Earnings (loss) before income taxes	137,865	18,774	(350)	(615)	—	(186,107)	(30,433)
Income tax recovery							(72,966)

Net earnings							$42,533

For the six months ended June 30, 2012	Uranium	Fuel Services	(i) Electricity	(i) Adjustments	Other	Total
Revenue	$617,022	$129,961	$224,518	$(224,518)	$1,131	$748,114
Expenses
Cost of products and services sold	365,663	98,750	114,992	(114,992)	146	464,559
Depreciation and amortization	64,628	10,804	34,254	(34,254)	7,958	83,390

Cost of sales	430,291	109,554	149,246	(149,246)	8,104	547,949

Gross profit (loss)	186,731	20,407	75,272	(75,272)	(6,973)	200,165
Administration	—	—	—	—	85,079	85,079
Exploration	41,062	—	—	—	—	41,062
Research and development	—	—	—	—	3,978	3,978
Gain on sale of assets	(2,149)	—	—	—	—	(2,149)
Net finance costs	—	—	3,065	(3,065)	18,768	18,768
Earnings from BPLP	—	—	—	(69,521)	—	(69,521)
Share of loss (earnings) from equity-accounted investees	1,295	1,494	—	—	(242)	2,547
Other expense (income)	35,745	—	2,686	(2,686)	(10,000)	25,745

Earnings (loss) before income taxes	110,778	18,913	69,521	—	(104,556)	94,656
Income tax recovery						(37,893)

Net earnings						$132,549

(i)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of BPLP’s financial results have been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these condensed consolidated interim financial statements and the associated revenues and expenses are eliminated in the “Adjustments” column.

18. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

	Transaction value		Transaction value		Balance outstanding
	Three months ended		Six months ended		As at
	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12	Jun 30/13	Jun 30/12
Sale of goods and services
Joint arrangements
BPLP	$11,823	$32,015	$33,619	$56,373	$28,464	$42,947
Other
Joint arrangements
Interest income (Inkai) (a)	518	562	1,012	1,071	91,368	98,064
Associates
Interest expense	(74)	(274)	(166)	(671)	(28,634)	(58,647)

(a)	Disclosures in respect of transactions with joint arrangements represent the amount of such transactions which do not eliminate on proportionate consolidation.

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on Block 3. The limit of the loan facilities is $307,150,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At June 30, 2013, $217,290,000 (US) of principal and interest was outstanding (December 31, 2012—$219,277,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GLE. The promissory note is payable on demand and bears interest at market rates. At June 30, 2013, $27,239,000 (US) of principal and interest was outstanding (December 31, 2012—$42,436,000 (US)).